April 1, 2025

Eyal Harari
Chief Executive Officer
Allot Ltd.
22 Hanagar Street
Neve Ne   eman Industrial Zone B
Hod-Hasharon 4501317, Israel

       Re: Allot Ltd.
           Registration Statement on Form F-3
           Filed March 27, 2025
           File No. 333-286174
Dear Eyal Harari:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Colin Diamond, Esq.